FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the months of February to April, 2003

Meridian Gold Inc.

9670 Gateway Drive, Suite 200, Reno, Nevada  89521

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..... Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes X   No .....

Exhibit Index

Exhibit 1.	MERIDIAN GOLD INC. CONFIRMS PUBLIC HEARING	February 7, 2003
Exhibit 2.	MERIDIAN GOLD, INC. REPORTS ON PROGRESS OF PERMITTING PROCCESS AT ESQUEL	February 13, 2003
Exhibit 3.	THE PROVINCE OF CHUBUT POSTPONES THE PUBLIC HEARING IN ESQUEL	March 11, 2003
Exhibit 4.	MERIDIAN GOLD REPORTS RESULTS OF THE LOCAL ESQUEL NON-BINDING REFERENDUM	March 24, 2003
Exhibit 5.	MERIDIAN GOLD REPORTS 2002 YEAR-END RESERVES	March 31, 2003
Exhibit 6.	MERIDIAN GOLD REPORTS NEW LOCAL ORDINANCE IN ESQUEL	April 3, 2003
Exhibit 7.	MERIDIAN GOLD INITIATES COMMUNITY RELATIONS EFFORTS IN ARGENTINA	April 7, 2003
Exhibit 8.	MERIDIAN GOLD REPORTS SALE OF JERRITT CANYON TERMINATED	April 8, 2003

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Meridian Gold Inc.

Date: April 21, 2003

By: /s/ Brian J. Kennedy

       Brian J. Kennedy